ATCO
GROUP

Corporate Office

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: jodene.dutnall@atco.com

April 5, 2006
Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- 3 Forms of Proxy, (Class I, Class II and Preferred Series 3 shares)
- Notice of Annual Meeting of Shareholders & Management Proxy Circular
- 2005 Annual Report
- Consolidated Financial Statements
- Confirmation of Mailing to Shareholders

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Jodene Dutnall
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

ATCO

FORM OF PROXY ATCO Ltd.

This proxy for CLASS I NON-VOTING SHARES is solicited by the management of ATCO Ltd. for the annual and special meeting of shareholders to be held on Thursday, May 11, 2006.

The undersigned holder of Class I Non-Voting Shares of ATCO Ltd. (the "Corporation") hereby appoints R.D. Southern, Chairman of the Board, or, failing him, N.C. Southern, President & Chief Executive Officer, or, instead of either of the foregoing, ______________________________ as proxyholder of the undersigned to attend and act on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held on May 11, 2006, and at any adjournment thereof, and instructs the proxyholder:

1. To vote upon a special resolution amending the articles of the Corporation to increase the limit on the number of Preferred Shares the Corporation is authorized to issue from 8,000,000 to 20,000,000

VOTE FOR ☐ **or** **VOTE AGAINST** ☐

If no choice is specified, the proxyholder shall vote in favour of the matter set out above.

____
Shareholder's Signature

____
Date

Notes to Proxy

1. This form of proxy is for the use of holders of Class I Non-Voting Shares of the Corporation.
2. **A SHAREHOLDER MAY APPOINT A PROXYHOLDER OTHER THAN ANY PERSON DESIGNATED IN THIS FORM OF PROXY TO ATTEND AND ACT ON THE SHAREHOLDER'S BEHALF AT THE MEETING.** This right may be exercised either by striking out the names of the persons designated in this form of proxy and inserting in the space provided the name of the person appointed or by completing and executing another proper form of proxy.
3. This form of proxy should be dated and must be executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. If this proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by management of the Corporation.
4. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of the meeting and any other matters that may properly come before the meeting.
5. Proxies submitted must be received by CIBC Mellon Trust Company, P.O. Box 12005, Stn BRM B, Toronto, Ontario M7Y 2K5, not later than 5:00 p.m. Eastern Daylight Time on Tuesday, May 9, 2006.

ATCO

FORM OF PROXY ATCO Ltd.

This proxy for CLASS II VOTING SHARES is solicited by the management of ATCO Ltd. for the annual and special meeting of shareholders to be held on Thursday, May 11, 2006.

The undersigned holder of Class II Voting Shares of ATCO Ltd. (the "Corporation") hereby appoints R.D. Southern, Chairman of the Board, or, failing him, N.C. Southern, President & Chief Executive Officer, or, instead of either of the foregoing, ________________________________ as proxyholder of the undersigned to attend and act on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held on May 11, 2006, and at any adjournment thereof, and instructs the proxyholder:

1. To vote upon the election of the proposed nominees named in the management proxy circular for the meeting as directors of the Corporation

   VOTE FOR ☐ or **WITHHOLD VOTE** ☐

2. To vote upon the appointment of PricewaterhouseCoopers LLP as the auditor of the Corporation

   VOTE FOR ☐ or **WITHHOLD VOTE** ☐

3. To vote upon a special resolution amending the articles of the Corporation to increase the limit on the number of Preferred Shares the Corporation is authorized to issue from 8,000,000 to 20,000,000

   VOTE FOR ☐ or **VOTE AGAINST** ☐

If no choice is specified, the proxyholder shall vote in favour of the matters set out above.

____
Shareholder's Signature

____
Date

Notes to Proxy

1. This form of proxy is for the use of holders of Class II Voting Shares of the Corporation.
2. **A SHAREHOLDER MAY APPOINT A PROXYHOLDER OTHER THAN ANY PERSON DESIGNATED IN THIS FORM OF PROXY TO ATTEND AND ACT ON THE SHAREHOLDER'S BEHALF AT THE MEETING.** This right may be exercised either by striking out the names of the persons designated in this form of proxy and inserting in the space provided the name of the person appointed or by completing and executing another proper form of proxy.
3. This form of proxy should be dated and must be executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. If this proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by management of the Corporation.
4. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of the meeting and any other matters that may properly come before the meeting.
5. Proxies submitted must be received by CIBC Mellon Trust Company, P.O. Box 12005, Stn BRM B, Toronto, Ontario M7Y 2K5, not later than 5:00 p.m. Eastern Daylight Time on Tuesday, May 9, 2006.

FILE NO. 82-34745

ATCO

FORM OF PROXY ATCO Ltd.

This proxy for 5.75% CUMULATIVE REDEEMABLE PREFERRED SHARES, SERIES 3 is solicited by the management of ATCO Ltd. for the annual and special meeting of shareholders to be held on Thursday, May 11, 2006.

The undersigned holder of 5.75% Cumulative Redeemable Preferred Shares, Series 3 of ATCO Ltd. (the "Corporation") hereby appoints R.D. Southern, Chairman of the Board, or, failing him, N.C. Southern, President & Chief Executive Officer, or, instead of either of the foregoing, ______________________________ as proxyholder of the undersigned to attend and act on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held on May 11, 2006, and at any adjournment thereof, and instructs the proxyholder:

2. To vote upon a special resolution amending the articles of the Corporation to increase the limit on the number of Preferred Shares the Corporation is authorized to issue from 8,000,000 to 20,000,000

VOTE FOR ☐ or **VOTE AGAINST** ☐

If no choice is specified, the proxyholder shall vote in favour of the matter set out above.

____
Shareholder's Signature

____
Date

Notes to Proxy

1. This form of proxy is for the use of holders of 5.75% Cumulative Redeemable Preferred Shares, Series 3 of the Corporation.
2. **A SHAREHOLDER MAY APPOINT A PROXYHOLDER OTHER THAN ANY PERSON DESIGNATED IN THIS FORM OF PROXY TO ATTEND AND ACT ON THE SHAREHOLDER'S BEHALF AT THE MEETING.** This right may be exercised either by striking out the names of the persons designated in this form of proxy and inserting in the space provided the name of the person appointed or by completing and executing another proper form of proxy.
3. This form of proxy should be dated and must be executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. If this proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by management of the Corporation.
6. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of the meeting and any other matters that may properly come before the meeting.
7. Proxies submitted must be received by CIBC Mellon Trust Company, P.O. Box 12005, Stn BRM B, Toronto, Ontario M7Y 2K5, not later than 5:00 p.m. Eastern Daylight Time on Tuesday, May 9, 2006.

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: jodene.dutnall@atco.com

April 5, 2006

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, NW
Washington, DC 20549

SEC MAIL PROCESSING SECTION
RECEIVED
APR 14 2006
WASH. D.C.
185

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Code of Ethics dated March 30,2006
- News Release - ATCO Electric Receives Decision on General Tariff Application, dated March 29, 2006
- News Release - ATCO Completes sale of Downtown Calgary Land, dated March 15, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

J Dutnall

Jodene Dutnall
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

FILE NO. 82-34745

ATCO

GROUP

Code of Ethics

Table of Contents **Page**

Introduction

This Code of Ethics (the "Code") sets out the conduct required of all directors, officers, employees and contract personnel of ATCO Ltd. and its subsidiaries ("ATCO" or the "Company").

It is corporate policy that all Company directors, officers, employees and contract personnel will be provided with a copy of the Code. If you have any questions about how the Code applies in your area, discuss it with your supervisor (in the case of an employee) or other appropriate ATCO authority (in the case of an officer or director). In this Code, a reference to employees includes contract personnel.

The provisions of this Code are mandatory, and full compliance (to the extent the Code is applicable) is expected under all circumstances. Non-compliance with the Code may result in disciplinary action, which could include removal from the board of directors, removal from office or termination of employment. The Code affirms ATCO's commitment to uphold high moral and ethical standards, and specifies the basic norms of behaviour for directors, officers and employees.

Although the various matters dealt with in the Code do not cover the full spectrum of director, officer and employee activities, they are indicative of ATCO's overriding commitment to maintain high standards of conduct, and are considered representative of the type of behaviour expected from ATCO directors, officers and employees.

ATCO's definition of "excellence" describes how we wish to be, and to be seen.

> ***Excellence ...***
>
> *"Going far beyond the call of duty.*
> *Doing more than others expect.*
> *This is what excellence is all about.*
>
> *It comes from striving, maintaining*
> *the highest standards, looking after the*
> *smallest detail and going the extra mile.*
>
> *Excellence means caring. It means*
> *making a special effort to do more."*

It can sometimes be difficult to apply necessarily general principles to specific situations. However, there are some basic questions directors, officers and employees can ask themselves before they commit to a decision or action. These questions, when honestly answered, can help guide you through the most difficult situations.

1. Is it legal?	• Will the decision or action violate any law or regulation?
2. Is it consistent with the Code?	• Do I know what the Code requires? • Have I assessed the risks and effects of the decision or action? • Should I seek guidance from my supervisor or other appropriate ATCO authority?

3. Is it the proper action to take?

- How would I feel if my decision or action was published in a newspaper?
- Would I feel good if my family knew about my decision or action?

You are encouraged to discuss unclear or borderline situations with your supervisor or other appropriate ATCO authority as the need arises in order to determine what is proper.

ATCO's Commitments

1. ATCO and its directors, officers and employees will comply with the letter and spirit of all legal requirements, both domestic and foreign, applicable to ATCO's business.

Many of ATCO's activities are subject to complex and changing laws, in Canada and abroad, affecting both local and foreign trade and commerce. Ignorance of the law is not, in general, a defense if laws are contravened. Moreover, agreements or arrangements need not necessarily be in writing to be contrary to such laws as it is possible for a contravention to be inferred from the conduct of the parties.

Accordingly, directors, officers and employees must diligently ensure they are aware of, and that their conduct cannot be interpreted as being in contravention of, laws governing the affairs of ATCO in any jurisdiction where it carries on business. Whenever directors, officers or employees are unsure about the application or interpretation of any legal requirement, they should refer the matter to their supervisor or other appropriate ATCO authority who, if necessary, should seek the advice of ATCO's legal counsel.

2. Directors, officers and employees must not furnish, directly or indirectly, on behalf of ATCO, expensive gifts or provide excessive entertainment or benefits to other persons.

Directors, officers and employees whose duties permit them to do so, may furnish modest gifts, favours and entertainment to persons–other than public officials–provided ***all*** of the following tests are met:

- They are not in cash, bonds or negotiable securities and are of limited value so that they can not be interpreted as a bribe, pay off, commission or other improper payment.
- They are made as a matter of general and accepted business practice.
- They do not contravene any law.
- If subsequently disclosed to the public, their provision would not in any way embarrass ATCO or the recipients.

For example, reasonable expenses to entertain customers, prospective employees or business associates are permitted by individuals whose duties involve the provision of such entertainment.

3. **All dealings between ATCO directors, officers and employees and public officials must be conducted in a manner that will not compromise the integrity or damage the reputation of any public official or ATCO.**

The appearance of impropriety in dealing with public officials is unacceptable. Participation, directly or indirectly, in bribes, kickbacks, indirect contributions or similar payments is expressly forbidden, whether or not they might appear to further the business interests of ATCO. Maintaining a high standard of integrity is of the utmost importance to ATCO.

Furnishing any benefits, whether they are inexpensive gifts or modest entertainment, to a public official on behalf of ATCO may be open to the misinterpretation that they were furnished illegally to secure influence. Therefore, no such gift, entertainment or benefit may be furnished by an officer or employee without the authorization of such individual's company President or by a director without the authorization of the appropriate ATCO authority.

4. **All dealings between ATCO and its customers, suppliers and competitors will be conducted fairly.**

Any director, officer or employee who deals with the Company's customers, suppliers and competitors must do so fairly and honestly and must not take unfair advantage of anyone.

5. **The use of the Company's funds, goods or services as contributions to political parties, candidates or campaigns will be controlled according to Policy A-13, *Political Donations*.**

Contributions include money or anything else of value, such as loans, services, entertainment, trips and the use of ATCO's facilities or assets.

6. **ATCO's accounting records must reflect the transactions of business and financial position of ATCO in an accurate, fair and timely manner.**

All transactions must be properly authorized and recorded to allow for the accurate preparation of financial statements, and to maintain accountability for assets.

No unrecorded or undisclosed funds, assets or transactions are permitted. The use of the Company's funds or assets for any unlawful or improper purpose is strictly prohibited.

Our Individual Responsibilities

7. **Directors, officers and employees must avoid all situations in which their personal interests conflict or might conflict with their duties to ATCO.**

Directors, officers and employees will not acquire any beneficial interests or participate in any activities that would in any way:

- deprive ATCO of the time or attention required to perform their duties properly, or

- create an obligation or distraction that would affect their judgment or ability to act in ATCO's best interest.

In certain instances, beneficial interest or participation in ownership of a competing or complementary business enterprise might create or appear to create such a conflict. Officers and employees are required to disclose to their company President, in writing, all business, commercial or financial interest or activities where such interests or activities might reasonably be regarded as creating an actual or potential conflict with their duties.

Officers and employees seeking secondary employment must disclose their interest to their company President. Their supervisor will determine if there is no conflict of interest or interference with performance of their present duties and grant specific written approval to accept secondary employment, or will refer the matter to the appropriate ATCO authority to make the determination.

All directors, officers and employees are required to see that actions taken, and decisions made within their areas of responsibility are free from the influence of any interests that might reasonably be regarded as conflicting with those of ATCO.

Directors and officers are reminded of their obligations under relevant corporate statutes and Company by-laws.

Officers and employees wishing to accept any appointment to membership on the board of directors, standing committee or similar body of any outside company, organization, governmental agency, industry or professional association must obtain prior approval of their Managing Director, who in turn must seek approval from the appropriate board of directors. Officers and employees intending to serve on boards of directors of service clubs or charitable organizations must obtain approval from their supervisor or other appropriate ATCO authority.

Directors, officers and employees must act in such a manner that their conduct will bear the closest scrutiny in the event that it is examined. Actual or perceived conflict of interest must be avoided.

8. **Officers and employees must not use their employment status to obtain personal gain from those doing or seeking to do business with ATCO.**

Officers and employees should neither seek nor accept gifts, payments, services, fees, special valuable privileges, pleasure or vacation trips or accommodation, or loans on preferential terms from any person, group or organization that does or is seeking to do business with the Company, or from a competitor of ATCO. However, officers and employees may accept modest gifts, favours or entertainment provided that in so doing, standards consistent with the tests relating to furnishing gifts described in point 2 are met.

9. **Confidential information about ATCO must not be used by directors, officers or employees for their own financial gain and must not be disclosed to others.**

Directors, officers and employees may find themselves in violation of applicable securities laws if they are aware of information not generally disclosed to the public, and either trade or induce others to trade in the Company's stock or in the stock of another company, and benefit from this information either directly or indirectly (such as through a spouse or relative). Specific confidential information includes significant discoveries, sales or earning figures, or major contracts, proposed acquisitions or mergers. For more information, refer to Policy A-12, *Insider Trading*.

10. **Certain of ATCO's and third parties' records, reports, papers, devices, processes, plans, methods and apparatus are considered to be private and confidential, and directors, officers and employees are prohibited from revealing information concerning such matters without proper authorization.**

Directors, officers and employees may be given access to certain information which is considered private and confidential. This information may be in the form of computer data, paper documents, records, photographs and films. Confidential information also concerns business plans and strategies, technical data, test results, contracts, computer software and programs, customers, employees, suppliers, business associates and information concerning the financial status and private affairs of ATCO. Directors, officers and employees are not to use or copy, for their own financial gain or disclosure for use by others, information obtained as a result of their office or employment with ATCO or obtained from ATCO sources.

Directors, officers, employees, investors, customers and the public should have such information as is required under applicable law to make appropriate judgements about ATCO and its activities. ATCO believes that full and complete reporting to regulatory agencies and to our shareowners as required constitutes a responsible and workable approach to the interests of disclosure. Disclosure of information which might impair competitive ability, or which might violate the private rights of individuals or institutions is prohibited. For more information, refer to Policy B-1, *Disclosure*.

11. **Directors, officers and employees should protect company funds and report any loss or misappropriation of money or Company property, or any fraud or theft.**

All money received (such as in payment for services, equipment and supplies) must be credited to the appropriate customer and deposited to the appropriate Company bank accounts. Vouchers, drafts and bills payable by the Company will be approved in accordance with approval authorities. Close scrutiny and definite knowledge that they cover legitimate and appropriate Company expenses is required.

Directors, officers and employees have a duty to report illegal or unethical accounting matters or behaviour, or any fraud or theft of which they become aware. For more information, refer to Policy A-3, *Reporting of Illegal or Unethical Accounting and Auditing Matters*.

12. Electronic hardware and software is intended for Company use only. Any unauthorized unlawful or personal use of electronic equipment is strictly prohibited.

Use of Company Communications Systems

ATCO provides several communications systems for business purposes. Messages for personal gain or solicitation, chain letters, and threatening, obscene or harassing messages are prohibited.

For added emphasis, the use of the internet and any other communication system provided by ATCO is expressly prohibited for:

1. dissemination or printing of copyrighted materials (including articles and software) in violation of copyright laws. It is especially important for employees to understand that the unauthorized use, duplication or distribution of computer software is a criminal offence;

2. unauthorized sending, receiving, printing or otherwise disseminating proprietary data including trade secrets or other confidential information;

3. sending or intentionally receiving language, statements, gestures or images which may be offensive, harassing or disparaging to others;

4. sending, intentionally retrieving or soliciting sexually oriented messages or images;

5. operating a business, usurping business opportunities, soliciting money for personal gain, sending chain letters or conducting any outside business;

6. gambling or engaging in any activity in violation of municipal, provincial or federal law; and

7. any personal use which is excessive, has a negative impact on the Company or interferes with job performance.

All electronic mail, documents, software and data stored on Company equipment or used in work for the Company is Company property, is to be used only in accordance with Company policies, is subject to inspection at the Company's discretion and shall be provided to the Company on request.

Handling Company Information

Directors, officers and employees must safeguard confidential or proprietary information against unauthorized external and internal disclosure. Officers and employees are responsible to ensure that each use of Company systems is authorized and proper. In addition, when directors, officers and employees store sensitive information on a personal computer, there should be appropriate levels of password protection to prevent unauthorized access.

13. **Officers and employees have the right to participate in the political process.**

ATCO recognizes the right of an officer or employee to become a candidate for or accept appointment to a public office, providing that the political activities of the employee do not work to the detriment of ATCO, its economics or its public image.

Before obligating themselves to political activity requiring absence from their normal work hours, officers and employees must obtain approval from their company President, in writing, for the absence or for any special work schedule.

In addition, should the contemplated political office, by its nature, require absences from the officer's or employee's regular area of responsibility, the possible career impact of the activity if elected should be discussed with his or her supervisor or other appropriate ATCO authority.

An officer or employee involved in political activity shall not use Company premises, time, services, supplies or materials. Political donations must be made in accordance with Policy A-13, *Political Donations*.

14. **As a business is judged not only by the quality of its products and services but also by its people, ATCO officers and employees are expected to look and act businesslike.**

Officers and employees must use discretion and good taste in choosing dress and grooming which is practical and suitable. This is particularly important in jobs which require officers and employees to meet the public. Managers and supervisors should encourage employees to use good taste in achieving a neat, businesslike appearance.

<u>Our Work Environment</u>

15. **Officers and employees must adhere to ATCO's policy of providing a work environment free of discrimination and harassment, in which individuals are accorded equality of employment opportunity based upon merit and ability.**

Discriminatory practices based on race, sex, colour, national or ethnic origin, religion, marital status, family status, age or disability will not be tolerated. Officers and employees are entitled to freedom from sexual and all other forms of personal harassment in the workplace. For more information, refer to Policy D-11, *Harassment Free Workplace*.

16. **Protection of the environment and the safety of our employees are core values; all of us have a role in ensuring our operations comply with environmental legislation, prudent business standards and ATCO policy. Safety must be everyone's concern. We are committed to providing everyone a safe and healthful workplace and to ensuring safe work practices and conditions.**

Management has both a legal and a moral responsibility for safety and the protection of the environment and every supervisor has a specific obligation in this respect.

Every officer and employee has a personal responsibility to take necessary precautions to ensure personal safety and to avoid creating any danger to others.

Officers and employees are expected to report for work in a condition to perform their duties, free from the influence of drugs or alcohol. Reporting to work under the influence of alcohol or any drug (including a prescription drug) that impairs an officer's or employee's ability to perform the duties of his or her job, or using, possessing or selling illegal drugs, alcohol or offensive weapons and explosives while on the job will result in disciplinary action which could include dismissal.

Annual Acknowledgment

When officers, employees and contract personnel are hired, and at least once per year thereafter, they must sign the Acknowledgment Form (page 10), which will be kept in the employee's personnel file.

In January of each year, the Human Resources Manager of each company will confirm to the President that designated officers and employees have completed the required form acknowledging that they have read or re-read the current version of the Code of Ethics, and have disclosed any transactions or matters of potential conflict to their supervisors or other appropriate ATCO authority. Any transactions, or other potential conflicts not previously reported, are to be described on a list attached to the Acknowledgment Form.

The Corporate Secretarial Department will request each director to complete the Director's Acknowledgement Form (page 11) when they are appointed to the board and in January of each year thereafter.

Directors, officers and employees who are aware of any contravention of this Code are expected to report the matter promptly to their supervisor or other appropriate ATCO authority.

ATCO
GROUP

CODE OF ETHICS

Acknowledgment Form

I acknowledge that I have a copy of ATCO's most recent Code of Ethics, that I have read or re-read it during the current year, and have disclosed any transactions or matters of potential conflict to my President in writing or in accordance with applicable corporate law and Company by-laws. Any transaction or other potential conflicts not previously reported are listed and attached to this Acknowledgement Form. I understand that ATCO's electronic communications systems are to be used for conducting the business of the Company, and is subject to inspection without notice at ATCO's discretion.

____ ______________
Signature Date

____
Print Name

____
Title

____
Location

____ ______________
Supervisor's Signature Date

ATCO
GROUP

CODE OF ETHICS

Director's Acknowledgment Form

I acknowledge that I have a copy of ATCO's most recent Code of Ethics, that I have read or re-read it during the current year, and have disclosed any transactions or matters of potential conflict to the Chairman in writing or in accordance with applicable corporate law and Company by-laws. Any transaction or other potential conflicts not previously reported are listed and attached to this Acknowledgement Form. I understand that ATCO's electronic communications systems are to be used for conducting the business of the Company, and is subject to inspection without notice at ATCO's discretion.

Director's Signature ______________________ Date __________

Print Name ______________________

Title ______________________

Location ______________________

Chairman's Signature ______________________ Date __________

FILE NO. 82-34745

ATCO GROUP

News Release

ATCO LTD.
Corporate Head Office: 1400, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7623

March 29, 2006

ATCO Electric Receives Decision on General Tariff Application

CALGARY, Alberta – On March 17, 2006, ATCO Electric received a decision on its phase one General Tariff Application for 2005 and 2006 (GTA Decision) which was filed with the Alberta Energy and Utilities Board (AEUB) in May 2005. The decision establishes the amount of revenue ATCO Electric can recover through its rates for electric distribution and transmission service provided to its customers for 2005 and 2006.

As part of the GTA process, in 2005 ATCO Electric received a decision from the AEUB approving an interim refundable rate increase. The impact of the GTA Decision for 2005 will reduce earnings by $1.3 million and will be recorded in the first quarter of 2006. The impact of the GTA Decision for 2006, as compared to the GTA Decision for 2005, will further reduce earnings by $1.6 million which will be recorded throughout the year.

There will be no immediate impact on the ATCO Electric transmission and distribution rates as interim rates will continue until final rates are decided by the AEUB. These final rate decisions are expected in the second quarter of 2006 for transmission and the third quarter of 2006 for distribution.

The GTA decision also confirmed the return on common equity as determined by the AEUB's standardized rate of return methodology. The return on common equity is 9.5% in 2005 and 8.93% in 2006.

ATCO Electric is a wholly owned subsidiary of Canadian Utilities Limited, part of the ATCO Group of Companies. ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about ATCO Ltd. can be found on its website, www.atco.com.

For more information contact:

K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
ATCO Ltd.
(403) 292-7502

S.W. (Siegfried) Kiefer
Managing Director, Utilities
ATCO Ltd.
(403) 292-7652

FILE NO. 82-34745

ATCO GROUP

News Release

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1400, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7623

FOR IMMEDIATE RELEASE
Wednesday, March 15, 2006

ATCO COMPLETES SALE OF DOWNTOWN CALGARY LAND

Sale Adds $11.7 Million to First Quarter Earnings

CALGARY, Alberta - ATCO Investments Ltd., a wholly owned subsidiary of ATCO Ltd. (ATCO), and Hy's of Canada Ltd. have completed the sale of land in downtown Calgary located between Third and Fourth Avenues and 2nd and 3rd Streets SW. Although the sale price was not released, net proceeds will be divided 66 2/3% to ATCO and 33 1/3% to Hy's.

Purchased by bcIMC Realty Corporation, the 54,500 square foot parcel currently houses two restaurants, an art gallery, a parking lot and the Century Square office building. ATCO has held majority ownership of the land since the early 1980s.

The transaction resulted in a gain to ATCO of $14.3 million before income taxes of $2.6 million. The sale will increase ATCO's first quarter 2006 earnings by $11.7 million.

"This sale demonstrates the benefit to share owners of our long-standing strategic goal of monetizing assets no longer essential to on-going operations," said Nancy Southern, President and Chief Executive Officer, ATCO Group.

ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises & Industrials. More information about ATCO can be found on its website, www.atco.com.

For further information, please contact:
K.M. (Karen) Watson
Senior Vice President &
Chief Financial Officer
ATCO Ltd.
(403) 292-7502

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: Jodene.dutnall@atco.com

April 06, 2006

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH, D.C. 209 SECTION

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed April 6, 2006 for symbol ACO.NV.X
- Corporation's Form 1, filed April 6, 2006 for symbol ACO.Y
- Corporation's Form 1, filed April 6, 2006 for symbol ACO.PR.A
- Insider Report, filed April 6, 2006 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

J Dutnall

Jodene Dutnall
Corporate Secretarial Dept.

Encl.

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34745

Issuer :	Atco Ltd.
Symbol :	ACO.NV.X
Reporting Period:	03/01/2006 - 03/31/2006

Summary

Issued & Outstanding Opening Balance :	53,039,346	As at :	03/01/2006
	Effect on Issued & Outstanding Securities		
Employee Stock Option Plan	35,500		
Other Issuances and Cancellations	-32,500		
Issued & Outstanding Closing Balance :	53,042,346		

Employee Stock Option Plan

Stock Options Outstanding Opening Balance: **1,694,600** As at : 03/01/2006

Effective Date	SAR	*Options Granted*	Options Exercised	Options Cancelled	SAR Reduction in Reserve
03/31/2006	N		35,500		
Totals		0	35,500	0	0

Stock Options Outstanding Closing Balance: **1,659,100** As at : 03/31/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
03/31/2006	Issuer Bid	-32,500
Totals		-32,500

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	4032927909
Email:	leslie.lawson@atco.com
Submission Date:	04/06/2006 13:42:17
Last Updated:	04/06/2006 13:39:59

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34745

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	03/01/2006 - 03/31/2006

Summary

Issued & Outstanding Opening Balance :	6,960,018	As at :	03/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,960,018		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	4032927909
Email:	leslie.lawson@atco.com
Submission Date:	04/06/2006 13:44:06
Last Updated:	04/06/2006 13:43:46

FILE NO. 82-34745

Insider transaction detail - View details for issuer

2006-04-06 14:11 ET

Transactions sorted by : **Insider**
Issuer name : **ATCO Ltd. (Starts with)**
Filing date range : **April 6, 2006 - April 6, 2006**

Issuer name: ATCO LTD.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: ATCO Ltd.													
Insider's Relationship to Issuer: 1 - Issuer													
Security designation: Non-Voting Shares Class I													
693846	2006-03-03	2006-04-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+6,500	36.5700	6,500						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
693850	2006-03-03	2006-04-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-6,500		0						
693851	2006-03-10	2006-04-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+6,500	35.6100	6,500						
693854	2006-03-10	2006-04-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-6,500		0						
693857	2006-03-21	2006-04-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+6,500	35.9800	6,500						
693859	2006-03-21	2006-04-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-6,500		0						
693865	2006-03-24	2006-04-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+6,500	35.5700	6,500						
693868	2006-03-24	2006-04-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-6,500		0						
693872	2006-03-30	2006-04-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+6,500	35.6400	6,500						
693874	2006-03-30	2006-04-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-6,500		0						